UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 21st July, 2015	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 21st July, 2015 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about the financial results for the quarter ended 30th June, 2015.

Exhibit I

21st July, 2015

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re: Board meeting held on 21st July, 2015

We attach herewith a file containing the Unaudited Financial Results (both Standalone and Consolidated) for the quarter ended 30th June 2015, segment reporting and summarized Balance Sheet as on 30th June, 2015 duly approved by the Board at its meeting held today. The Press Release in this regard is also enclosed.

The aforesaid unaudited annual financial results have been submitted to the stock exchanges in India as per the listing requirements of those Stock Exchanges.

Kindly take note of the same in your records.

Thanking you,

Yours truly,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl.:a/a.

HDFC BANK LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2015

					( in lacs)
	Particulars	Quarter ended 30.06.2015	Quarter ended 31.03.2015	Quarter ended 30.06.2014	Year ended 31.03.2015
		Unaudited	Audited* (Refer note 5)	Unaudited	Audited*
1	Interest Earned (a)+(b)+(c)+(d)	1404106	1300637	1122008	4846991
	a) Interest / discount on advances / bills	1044714	982869	873507	3718079
	b) Income on Investments	328134	284096	212688	985849
	c) Interest on balances with Reserve Bank of India and other inter bank funds	7831	11006	12147	51710
	d) Others	23427	22666	23666	91353
2	Other Income	246191	256376	185057	899634
3	TOTAL INCOME (1)+(2)	1650297	1557013	1307065	5746625
4	Interest Expended	765229	699322	604847	2607423
5	Operating Expenses (i)+(ii)	400079	385496	317841	1398755
	i) Employees cost	135901	132556	112593	475096
	ii) Other operating expenses	264178	252940	205248	923659
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	1165308	1084818	922688	4006178
7	Operating Profit before Provisions and Contingencies (3)-(6)	484989	472195	384377	1740447
8	Provisions (other than tax) and Contingencies	72799	57665	48278	207575
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	412190	414530	336099	1532872
11	Tax Expense	142618	133839	112795	511280
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	269572	280691	223304	1021592
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	269572	280691	223304	1021592
15	Paid up equity share capital (Face Value of 2/- each)	50229	50130	48154	50130
16	Reserves excluding revaluation reserves				6150813
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	15.7%	16.8%	15.1%	16.8%
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	10.7	11.4	9.3	42.1
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	10.6	11.3	9.2	41.7
	(iv) NPA Ratios
	(a) Gross NPAs	365223	343838	335622	343838
	(b) Net NPAs	102770	89628	100742	89628
	(c) % of Gross NPAs to Gross Advances	0.95%	0.93%	1.07%	0.93%
	(d) % of Net NPAs to Net Advances	0.27%	0.25%	0.32%	0.25%
	(v) Return on assets (average) - not annualized	0.5%	0.5%	0.5%	2.0%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	1495237460	1490274560	1457475498	1490274560
	- Percentage of Shareholding	59.6%	59.4%	60.5%	59.4%
	(b) Shares underlying Depository Receipts (ADS and GDR)
	- No. of shares	473004657	473004657	407004657	473004657
	- Percentage of Shareholding	18.8%	18.9%	16.9%	18.9%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—
	(b) Non - encumbered
	- No. of shares	543216100	543216100	543216100	543216100
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	21.6%	21.7%	22.6%	21.7%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

					( in lacs)
Particulars		Quarter ended 30.06.2015	Quarter ended 31.03.2015	Quarter ended 30.06.2014	Year ended 31.03.2015
		Unaudited	Audited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	412817	371936	270361	1287130
b)	Retail Banking	1396069	1289247	1144291	4881418
c)	Wholesale Banking	665954	615723	544617	2318519
d)	Other Banking Operations	157648	178360	128016	620102
e)	Unallocated	—	39	—	862
	Total	2632488	2455305	2087285	9108031
	Less: Inter Segment Revenue	982191	898292	780220	3361406

	Income from Operations	1650297	1557013	1307065	5746625

2	Segment Results
a)	Treasury	25372	28827	(5292)	58571
b)	Retail Banking	158049	160438	151637	622883
c)	Wholesale Banking	214293	187592	178978	750442
d)	Other Banking Operations	52228	74178	47498	248689
e)	Unallocated	(37752)	(36505)	(36722)	(147713)

	Total Profit Before Tax	412190	414530	336099	1532872

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	17445908	15425638	11460711	15425638
b)	Retail Banking	(17839897)	(17421098)	(14417239)	(17421098)
c)	Wholesale Banking	6952369	8307529	7708329	8307529
d)	Other Banking Operations	1586667	1545754	1235045	1545754
e)	Unallocated	(1648370)	(1656880)	(1382063)	(1656880)

	Total	6496677	6200943	4604783	6200943

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes:

1	Statement of Assets and Liabilities as on June 30, 2015 is given below.

		( in lacs)
Particulars	As at 30.06.2015	As at 30.06.2014
	Unaudited	Unaudited
CAPITAL AND LIABILITIES
Capital	50229	48154
Reserves and Surplus	6446448	4556629
Deposits	48417438	37207399
Borrowings	4694296	3861818
Other Liabilities and Provisions	3323815	3461970

Total	62932226	49135970

ASSETS
Cash and Balances with Reserve Bank of India	2437280	2206942
Balances with Banks and Money at Call and Short notice	1429882	802463
Investments	17239370	10883988
Advances	38201041	31210871
Fixed Assets	317336	291738
Other Assets	3307317	3739968

Total	62932226	49135970

2	The above results have been approved by the Board of Directors at its meeting held on July 21, 2015.
3	The results for the quarter ended June 30, 2015 have been subjected to a “Limited Review” by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
4	The Bank has followed the same significant accounting policies in the preparation of the interim financial statements as those followed in the annual financial statements for the year ended March 31, 2015.
5	The figures for the quarter ended March 31, 2015 are the balancing figures between audited figures in respect of the financial year 2014-15 and the published year to date figures upto December 31, 2014.
6	Pursuant to RBI circular DBR.BP.BC.No.31/21.04.018/2015-16 dated July 16, 2015, the Bank has, effective quarter ended June 30, 2015, included its deposits placed with NABARD, SIDBI and NHB on account of shortfall in lending to priority sector under ‘Other Assets’. Hitherto these were included under ‘Investments’. Interest income on these deposits has been included under ‘Interest Earned - Others’. Hitherto such interest income was included under ‘Interest Earned - Income on Investments’. Figures for the previous periods have been regrouped / reclassified to conform to current period’s classification. The above change in classification has no impact on the profit of the Bank for the quarter ended June 30, 2015 or the previous periods presented.
7	Pursuant to the shareholder and regulatory approvals, the Bank on February 10, 2015, concluded a Qualified Institutions Placement (QIP) of 1,87,44,142 equity shares at a price of 1,067 per equity share aggregating 2,000 crore and an American Depository Receipt (ADR) offering of 2,20,00,000 ADRs (representing 6,60,00,000 equity shares) at a price of USD 57.76 per ADR, aggregating USD 1,271 million. Pursuant to these issuances, the Bank allotted 8,47,44,142 additional equity shares. Accordingly, share capital increased by 16.95 crores and share premium increased by 9,705.84 crores, net of share issue expenses of 151.03 crores.
8	RBI circular DBOD.No.BP.BC.1/21.06.201/2015-16 dated July 1, 2015 on ‘Basel III Capital Regulations’ read together with the RBI circular DBR.No.BP.BC.80/21.06.201/2014-15 dated March 31, 2015 on ‘Prudential Guidelines on Capital Adequacy and Liquidity Standards - Amendments’ requires banks to make applicable Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or limited review.
9	During the quarter ended June 30, 2015, the Bank allotted 4962900 shares pursuant to the exercise of options under the approved employee stock option schemes.
10	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts written off.
11	As at June 30, 2015, the total number of branches (including extension counters) and ATM network stood at 4101 branches and 11962 ATMs respectively.
12	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2015:

Opening: 3;      Additions: 600;      Disposals: 594;      Closing position: 9.

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

13	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

10 lac = 1 million

10 million = 1 crore

Place: Mumbai	Aditya Puri
Date: July 21, 2015	Managing Director

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

NEWS RELEASE

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER ENDED JUNE 30, 2015

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended June 30, 2015, at their meeting held in Mumbai on Tuesday, July 21, 2015. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2015

The Bank’s total income for the quarter ended June 30, 2015 was 16,503.0 crores, an increase of 26.3% over 13,070.7 crores for the quarter ended June 30, 2014. Net revenues (net interest income plus other income) increased by 26.0% to 8,850.7 crores for the quarter ended June 30, 2015 as against 7,022.2 crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2015 grew by 23.5% to 6,388.8 crores, from 5,171.6 crores for the quarter ended June 30, 2014 driven by average assets growth of 25.9% and a net interest margin for the quarter of 4.3%.

Other income (non-interest revenue) at 2,461.9 crores was 27.8% of the net revenues for the quarter ended June 30, 2015 and grew by 33.0% over 1,850.6 crores in the corresponding quarter ended June 20, 2014. The four components of other income for the quarter ended June 30, 2015 were fees & commissions of 1,713.0 crores ( 1,406.5 crores in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of 348.0 crores ( 224.2 crores for the corresponding quarter of the previous year), gain on revaluation / sale of investments of 125.9 crores ( 25.0 crores in the corresponding quarter of the previous year) and miscellaneous income including recoveries of 275.0 crores ( 195.0 crores for the corresponding quarter of the previous year).

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Operating expenses for the quarter ended June 30, 2015 were 4,000.8 crores, an increase of 25.9% over 3,178.4 crores during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 45.2% as against 45.3% for the corresponding quarter ended June 30, 2014.

Provisions and contingencies for the quarter ended June 30, 2015 were 728.0 crores (consisting of specific loan loss provisions 557.5 crores, general provisions 96.0 crores, floating provisions 65.0 crores and other provisions 9.5 crores) as against 482.8 crores (consisting of specific loan loss provisions net of utilization of floating provisions 426.9 crores, general provisions 63.7 crores and write back / release of other provisions 7.7 crores) for the corresponding quarter ended June 30, 2014.

The profit before tax was 4,121.9 crores, an increase of 22.6% over the quarter ended June 30, 2014. After providing  1,426.2 crores for taxation at a higher effective rate of 34.6% due to higher marginal tax rate, the Bank earned a net profit of 2,695.7 crores, an increase of 20.7% over the quarter ended June 30, 2014.

Balance Sheet: As of June 30, 2015

Total deposits as of June 30, 2015 were 484,174 crores, an increase of 30.1% over June 30, 2014. Both the current and savings account saw healthy growth with current account deposits growing by 23.1% over the previous year to reach  66,917 crores and savings account deposits growing by 18.3% over the previous year to reach 124,947 crores. Time deposits were at 292,311 crores an increase of 37.8% over the previous year resulting in CASA deposits at 39.6% of total deposits as on June 30, 2015.

Advances as of June 30, 2015 were 382,010 crores, an increase of 22.4% over June 30, 2014. This loan growth was contributed by both segments of the Bank’s loan portfolio, with domestic retail loans and wholesale loans as per the Bank’s internal business classification growing by 26.1% and 13.4% respectively (as per regulatory [Basel 2] segment classification growing by 24.6% and 18.5% respectively). The domestic loan mix as per Basel 2 classification between retail:wholesale was 53:47 and advances in overseas branches as of June 30, 2015 were at 7.9% of the total advances.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines, was at 15.7% as at June 30, 2015 (15.1% as at June 30, 2014) as against a regulatory requirement of 9%. Tier-I CAR was at 12.8% as on June 30, 2015 compared to 11.1% as at June 30, 2014.

NETWORK

As of June 30, 2015, the Bank’s distribution network was at 4,101 branches and 11,962 ATMs. In this quarter 87 new branches and 196 new ATM’s were opened. 55% of branches are now in the Semi-urban and rural branches.

ASSET QUALITY

Gross non-performing assets (NPAs) were at 0.95% of gross advances as on June 30, 2015, as against 1.07% as on June 30, 2014. Net non-performing assets were at 0.3% of net advances as on June 30, 2015. Total restructured loans (including applications under process for restructuring) were at 0.1% of gross advances as of June 30, 2015 as against 0.2% as of June 30, 2014.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013